UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from December 31, 2003 to December 31, 2003

Commission File No. 000-14371

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMPUCOM SYSTEMS, INC.

7171 Forest Lane

Dallas, Texas 75230

Registrant’s telephone number, including area code: (972) 856-3600

		PAGE NO.

(1)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

	The following financial statements, including Independent Auditors’ Report thereon of CompuCom Systems, Inc. 401(k) Matched Savings Plan are submitted herewith:

	Report of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Benefits as of December 31, 2003 and December 30, 2003	2

	Statements of Changes in Net Assets Available for Benefits for the transition period ended December 31, 2003 and the year ended December 30, 2003	3

	Notes to Financial Statements	4

	Schedule I – Schedule of Assets Held for Investment Purposes as of December 31, 2003	9

	Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(2)	EXHIBITS:

	Exhibit 23 – Consent of Independent Auditors

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUCOM SYSTEMS, INC.
401(k) MATCHED SAVINGS PLAN

June 25, 2004	By:	/s/ M. Lazane Smith
M. Lazane Smith
Senior Vice President, Finance, Chief Financial Officer (Chief Accounting Officer), Secretary and Director

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

CompuCom Systems, Inc. 401(k) Matched Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 2003 and December 30, 2003, and the related statements of changes in net assets available for benefits for the transition period ended December 31, 2003, and the year ended December 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 2003 and December 30, 2003, and the changes in net assets available for benefits for the transition period ended December 31, 2003, and the year ended December 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 4, 2004

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and December 30, 2003

	December 31, 2003	December 30, 2003
Assets:
Cash and cash equivalents	$227,330	$274,194

Investments (note 4):
Investments in stocks and mutual funds, at quoted market prices	61,487,641	61,341,201
Loan fund, at unpaid principal balance, which approximates fair value	1,479,067	1,479,833

Total investments	62,966,708	62,821,034

Receivables:
Employer’s contributions	457,498	457,498
Employees’ contributions	356,850	298,411

Total assets	64,008,386	63,851,137

Net assets available for benefits	$64,008,386	$63,851,137

See accompanying notes to financial statements.

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Transition Period Ended December 31, 2003 and Year Ended December 30, 2003

	December 31, 2003	December 30, 2003
Additions to net assets attributed to:
Employer’s contributions	$—	$2,196,733
Employees’ contributions	—	9,006,206
Net assets transferred from other plans (note 2)	—	1,600,140
Investment income:
Interest and dividends	4,471	181,478
Net increase in fair value of investments (note 4)	171,676	9,982,793

Net investment gain	176,147	10,164,271

Total additions	176,147	22,967,350

Deductions from net assets attributed to:
Administrative fees	—	(91,819)
Withdrawals	(18,898)	(9,600,678)

Total deductions	(18,898)	(9,692,497)

Net increase	157,249	13,274,853
Net assets available for benefits at beginning of period	63,851,137	50,576,284

Net assets available for benefits at end of period	$64,008,386	$63,851,137

See accompanying notes to financial statements.

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and December 30, 2003

(1)	Change in Plan Year-End

The Company has changed the Plan year-end from December 30 to December 31. Accordingly, the accompanying financial statements consist of the statements of net assets available for benefits as of December 31, 2003 and December 30, 2003, and the related statements of changes in net assets available for benefits for the one-day transition period December 31, 2003 and the year ended December 30, 2003.

(2)	Description of the Plan

(a)	General

The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. (CompuCom or the Company/Employer). Employees are eligible to participate in the Plan upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third-party investment firm (Investment Firm) assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant’s cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant’s account in accordance with the terms of the Plan document.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(b)	Vesting

Participants are fully vested in their individual contributions to the Plan. Employer’s matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

(c)	Contributions

After six months of qualifying service by the participant, the Company matches 50% of each participant’s qualifying contributions up to 4% of the participant’s base compensation. The Company also matches an additional 25% on each participant’s next 2% of (over and beyond the first 4%) qualifying contributions. During the transition period ended December 31, 2003 and the year ended December 30, 2003, the Company contributed $0 and $2,196,733, respectively, to participants’ accounts.

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Contributions are invested in one or more investment funds at the discretion of the participant, one of which includes the Company’s common stock. The funds allocated to a participant’s account are received by the trustee in cash and are held in cash and cash equivalents until they are invested in the appropriate funds.

(d)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Withdrawals

Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a “Financial Hardship” as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant’s account an amount which is equal to any whole percentage of their vested interest.

(f)	Loans to Participants

Upon request of a participant, the Plan Administrator, in accordance with Plan provisions, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant’s vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 5.00% to 11.25%.

(g)	Expenses of Plan

The expenses for administration of the Plan, including the expenses of the administration and fees of the Investment Firm, shall be paid from the Plan, unless CompuCom (the Sponsor) elects to make payment. The Plan paid $0 and $91,819 in fees relating to the Plan during the transition period ended December 31, 2003 and the year ended December 30, 2003, respectively.

(h)	Net Assets Transferred From Other Plans

In the year ended December 30, 2003, the Company transferred the assets from the Northern NEF 401–PW Retirement Plan into the Plan. The assets totaled $1,200,089, and were invested in the participant’s accounts as directed. The remaining contributions relate to rollover contributions of individual participants.

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and December 30, 2003

(3)	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(4)	Investment Programs

The Company’s matching contributions to the Plan are invested in CompuCom’s common stock and investment funds in proportion to the participants’ contributions in connection with the matching provision of the Plan. Funds from previous companies’ plans and rollovers from qualified plans are invested in the investment funds at the participants’ direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and December 30, 2003

The following table presents the fair values of investments as of December 31, 2003 and December 30, 2003. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	December 31, 2003	December 30, 2003
Investments at fair value determined by quoted market price:
Fidelity Magellan Fund	$13,457,872	$13,419,175
Fidelity Puritan Fund	7,255,139	7,235,025
Spartan U.S. Equity Index Fund	6,875,874	6,864,667
Fidelity Retirement Money Market Fund	6,604,679	6,599,259
Fidelity Aggressive Growth Fund	4,906,515	4,915,972
CompuCom Systems, Inc. Common Stock	3,890,501	3,821,538
Fidelity Broadly Diversified International Equity Fund	3,909,273	3,892,794
Fidelity Blue Chip Growth Fund	3,585,425	3,577,087
Fidelity Short-Intermediate Government Fund	3,063,167	3,072,611
Other	7,939,196	7,943,073

	61,487,641	61,341,201
Investments at estimated fair value – participant loans	1,479,067	1,479,833

	$62,966,708	$62,821,034

The Plan’s investments (including investments bought, sold, as well as those held during the period) appreciated (depreciated) in fair value during the transition period ended December 31, 2003, and the year ended December 30, 2003, respectively, as follows:

	December 31, 2003	December 30, 2003
Fidelity Magellan Fund	$27,516	$2,784,389
Fidelity Puritan Fund	15,703	1,343,509
Spartan U.S. Equity Index Fund	15,713	1,573,270
Fidelity Aggressive Growth Fund	(9,857)	1,250,942
CompuCom Systems, Inc. Common Stock	81,425	(65,781)
Fidelity Broadly Diversified International Equity Fund	12,954	1,112,945
Fidelity Blue Chip Growth Fund	7,235	679,906
Fidelity Short-Intermediate Government Fund	15,939	51,792
Other	5,048	1,251,821

	$171,676	$9,982,793

(Continued)

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and December 30, 2003

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Subsequent Event

On May 28, 2004, the Company announced it had entered into an agreement to be acquired by an affiliate of Platinum Equity, LLC. If all conditions of the acquisition are met and the acquisition closes, the Company will be a privately held subsidiary.

Schedule I

COMPUCOM SYSTEMS, INC.

401(k) MATCHED SAVINGS PLAN

Schedule of Assets Held for Investment Purposes

As of December 31, 2003

Identity of issue, borrower, Lessor, or similar party	Description of investment including number of units, rate of interest, par or maturity value	Current value
CompuCom Stock Fund:

CompuCom Systems, Inc. common stock*	742,462 shares	$3,890,501

Fidelity Magellan Fund*	137,691 units	13,457,872

Fidelity Puritan Fund*	392,806 units	7,255,139

Spartan US Equity Index	174,470 units	6,875,874

Fidelity Retirement Money Market Fund*	6,604,679 units	6,604,679

Fidelity Aggressive Growth Fund*	328,634 units	4,906,515

Fidelity Broadly Diversified International Equity Fund*	162,076 units	3,909,273

Fidelity Blue Chip Growth Fund*	90,472 units	3,585,425

Fidelity Short-Intermediate Government Fund*	299,723 units	3,063,167

Fidelity Growth and Income Portfolio*	68,677 units	2,446,955

Fidelity Mid-Cap Stock*	102,111 units	2,202,544

Fidelity US Bond Index*	146,947 units	1,644,333

Fidelity Growth Co*	19,819 units	992,386

Fidelity Global Balance*	21,705 units	409,574

Fidelity OTC Portfolio*	7,496 units	243,404

Participant loans*	5.00% to 11.25%	1,479,067

		$62,966,708

*	Party-in-interest

Note:	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying independent auditors’ report.